Stradley Ronon Stevens & Young, LLP

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Philadelphia, PA  19103-7098

Telephone  215.564.8000

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September 1, 2010

VIA EDGAR

Mr. James O’Connor
Division of Investment Management
U.S. Securities and Exchange Commission
100 F St., NE
Washington, DC 20549

             Re:    Delaware Investments Dividend and Income Fund, Inc., File No. 811-07460

Dear Mr. O’Connor:

On behalf of Delaware Investments Dividend and Income Fund, Inc. (the “Registrant”), the following are the responses to the Staff’s comments conveyed with regard to the preliminary proxy statement of the Registrant (the “Proxy Statement”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 20, 2010.

Each comment is summarized below, followed by the Registrant’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Proxy Statement.

1.           Comment.  Please revise the Proposal listed on the Notice page to provide more specificity as to the matter shareholders will be voting upon.

Response.  The Registrant has revised the Proposal on the Notice page to state that shareholders will be asked to vote on the following:

To amend the Fund’s tender offer provision to state that the Fund may conduct a tender offer, based on certain conditions, if its market price per share is trading at an average discount of 10% or more from its net asset value per share during a pre-designated period set by the Board of Directors.

2.           Comment.  Please revise the second sentence of the second paragraph on page 2 of the Proxy Statement as the effect does not follow from the cause.

Response.  The Registrant has revised such sentence as follows:

Following an initial public offering, a closed-end fund’s shares are traded at a market price on an exchange between investors and they are not redeemable at the option of shareholders.

3.           Comment.  Please revise the sentence on page three of the Proxy Statement immediately preceding the bullets as the word “variety” tends to designate at least six points.

Response.  The Registrant has revised the sentence immediately preceding the bullets as follows:

The Board believes the proposed change in the Fund’s tender offer “trigger” from 3% to 10% is in the best interests of the Fund and its shareholders for a number of reasons including, but not limited to, the following:

4.           Comment.  Please indicate whether the proposed change to the tender offer provision is fundamental or whether the Board may change same in the future without shareholder approval.

Response.  The Proposal, if adopted by shareholders, is not a fundamental policy and, therefore, it may be changed by the Board of Directors of the Fund without shareholder approval.  The Registrant has added disclosure to the Proxy Statement regarding the ability of the Board of Directors to amend the Proposal, if adopted, without the vote of shareholders.

5.           Comment.  Please disclose that the new policy will likely result in fewer tender offers and, therefore, in all likelihood, shareholders will have less opportunities to tender their shares.

Response.  The Registrant has revised certain disclosure in the Proxy Statement to state the following:

Furthermore, while it is probable that the change to the tender offer trigger will lead to fewer tender offer opportunities, there can be no assurance that the Proposal will reduce the number of tender offers conducted by the Fund.

6.           Comment.  Please clarify the word “majority” under the heading “Required Vote” on pages 4 and 6 of the Proxy Statement.

Response.  As noted under the heading “Required Vote” on pages 4 and 6 of the Proxy Statement, assuming quorum has been met (either in person or by proxy) “the Proposal shall be effective and valid if authorized by the affirmative vote of a majority of the total number of votes entitled to be cast thereon.”  This provision has been taken directly from the Registrant’s Articles of Incorporation and means that the Proposal will be passed if approved by a majority of votes entitled to be cast (i.e. the outstanding shares).  The Registrant has revised the “Required Vote” information to state the following:

Provided that a quorum is present at the Meeting, either in person or by proxy, the Proposal shall be effective and valid if authorized by the affirmative vote of a majority of shares entitled to vote as of the Record Date.

7.           Comment.  Please include an option on the proxy card that allows shareholders to vote against an adjournment.

Response.  The Registrant notes that Rule 14a-4 under the Securities Exchange Act of 1934 entitles proxies to vote in their discretion on matters that come up at a meeting.

Additionally, the Registrant is aware of the requirements of Investment Company Release No. IC-7659 (“Release 7659”)1 in which the SEC stated that:

Investment company management must weigh carefully the decision whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies in an effort to secure sufficient votes to pass a particular proposal or proposals. In any case where shareholders clearly express their disagreement and disinterest in a proposal through negative votes or abstention, and thus fail to yield sufficient votes for passage, management must determine if an adjournment and additional solicitation is reasonable and in the interest of shareholders, or whether such procedures would constitute an abuse of management’s office. Where management embarks upon a course of adjournment and additional solicitation, the Commission will consider whether such conduct appears to constitute a breach of fiduciary duty under Section 36(a) of the Act.

Among other factors the Commission will consider will be the nature of the proposal, the percentage of votes actually cast, the percentage of actual negative votes, the nature of the further solicitation and the information provided to shareholders with respect to the reasons for such further solicitation.

The disclosure cited above does not necessarily prohibit in all circumstances the voting of proxies for an adjournment, even if a shareholder voted against the proposal.  Furthermore, the Registrant will follow the fiduciary requirements cited in Release 7659 in connection with any adjournment of it special meeting of shareholders.

In light of Rule 14a-4 and Release 7659, the Registrant has not included an option on the proxy card for “adjournment.”  The Registrant will, however, add disclosure to the Proxy Statement to advise shareholders that if a shareholder returns his/her proxy card and votes against the Proposal, it is possible that such shareholder’s proxy will be voted in favor of an adjournment.

* * * * * *

In connection with the Registrant’s response to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

1
February 6, 1973.  Release 7659 withdrew proposed rule 20a-4 which would have prohibited any adjournment of a shareholder meeting at which quorum is present for the purpose of soliciting additional proxies in the event that there were insufficient votes cast to approve a proposal (Investment Company Act Release No. 7087 (March 31, 1972)).

Please do not hesitate to contact me at 215-564-8006 if you have any further questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Katherine R. Mason
Katherine R. Mason

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